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                                 CHOATE, HALL & STEWART LLP
                                  TWO INTERNATIONAL PLACE
                                 BOSTON, MASSACHUSETTS 02110
                              T (617) 248-5000 F (617) 248-4000
                                     www.choate.com


November 9, 2005

VIA FACSIMILE (202-772-9206)
----------------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549
Attn.:  William A. Bennett, Esq.

RE:  COLD SPRING CAPITAL INC. REGISTRATION STATEMENT ON FORM S-1
     (FILE NO. 333-128351)

Ladies and Gentlemen:

In connection with the Registration Statement on Form S-1, as amended (the "Registration Statement"), of Cold Spring Capital Inc. (the "Company"), you have asked whether Form S-11 and Industry Guide 5 would be applicable to the Company's proposed offering.

The Company does not believe that either Form S-11 or Industry Guide 5 would be applicable. Form S-11 is applicable to issuers "whose business is primarily that of acquiring and holding for investment real estate or interests in real estate or interests in other issuers whose business is primarily that of acquiring and holding real estate or interest in real estate for investment." The primary business of the Company is not any of the foregoing; currently, the Company is a blank check company. As noted in the Registration Statement, the Company intends to focus on specialty finance companies (and portfolios) in market sectors that it believes are attractive. These market sectors may or may not include the real estate market. While the Company may make an acquisition in the real estate industry, it has not done so yet, and, even if it were to make such an acquisition, the Company advises us that such acquisition would in all likelihood not involve acquiring and holding real estate or related interests for investment purposes. The businesses that the Company contemplates acquiring are not the sort as to which Form S-11 would be applicable.

The Company further notes that, even if the disclosure called for by Form S-11 were required to be made by the Company, there is nothing material or otherwise helpful to investors that the Company could provide beyond the disclosure that is already set forth in the Registration Statement. For example, in that the Company has only minimal operations and infrastructure, it has not formed investment policies, it holds no properties that it could describe, and it owns no improved property for which it could provide statistics.


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Securities and Exchange Commission
November 9, 2005
Page 2


The Company does not believe that Industry Guide 5 is applicable under the same analysis as set forth above and because the Company has no intention of acquiring or otherwise forming a limited partnership related to real estate. Further, as in the case of disclosure called for by Form S-11, the Company does not believe that there is any further information it could provide in response to Guide 5 that would be helpful to investors.

The Company will, of course, at the time it puts a proposed acquisition to the vote of its stockholders, provide in the proxy statement all relevant information about the target and expects that the Commission will at that time offer its comments on that disclosure.

Please let us know if you have any further questions.

Very truly yours,




/s/ JAMES W. HACKETT, JR.
---------------------------
James W. Hackett, Jr.